UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CIDARA THERAPEUTICS, INC.

(Name of Subject Company — Issuer)

CAYMUS PURCHASER, INC.

a wholly owned subsidiary of

MERCK SHARP & DOHME LLC

(Names of Filing Persons — Offerors)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

171757206

(CUSIP Number of Class of Securities)

Kelly Grez

Corporate Secretary, Merck & Co., Inc.

126 East Lincoln Avenue Rahway, NJ 07065

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Saee Muzumdar

Sebastian L. Fain

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Caymus Purchaser, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Merck Sharp & Dohme LLC (“Merck”), to purchase (i) all of the shares of common stock, par value $0.0001 per share, of Cidara Therapeutics, Inc., a Delaware corporation (“Cidara”), that are issued and outstanding and (ii) all of the shares of Series A Voting Convertible Preferred Stock, par value $0.0001 per share, of Cidara that are issued and outstanding, pursuant to the Agreement and Plan of Merger, dated as of November 13, 2025, by and among Cidara, Purchaser and Merck (the “Purchase Agreement”).

Additional Information and Where to Find it

The tender offer described in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Cidara or any other securities, nor is it a substitute for the tender offer materials described herein. At the time the planned tender offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by Merck and the Purchaser with the Securities and Exchange Commission (the “SEC”), and a solicitation/recommendation statement on Schedule 14D-9 will be filed by Cidara with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY BOTH THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

Investors and security holders may obtain a free copy of the Offer to Purchase, the related Letter of Transmittal, and the Solicitation/Recommendation Statement (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer, which will be named in the tender offer statement. In addition, Merck and Cidara file annual, quarterly and current reports and other information with the SEC, which are available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Merck may be obtained at no charge on Merck’s internet website at www.merck.com or by contacting Merck at 126 East Lincoln Avenue, Rahway, N.J. 07065 or (908) 740-4000. Copies of the documents filed with the SEC by Cidara may be obtained at no charge on Cidara’s internet website at https://www.cidara.com/ or by contacting Cidara at 6310 Nancy Ridge Drive, Suite 101, San Diego, CA 92121 or (858) 752-6170.

Cautionary Statement on Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document constitute forward-looking statements within the meaning of the federal securities laws. “Forward-looking statements” describe future expectations, plans, results, or strategies and are generally preceded by words such as “anticipates,” “expects,” “intends,” “believes,” “may,” “plan” or “will”. Forward-looking statements in this document include, but are not limited to, statements related to the potential benefits of and future plans for CD388; the target enrollment and expected timing of the Phase 3 ANCHOR study of CD388 and the interim analysis; the initial number of patients in the U.S. and UK potentially eligible to receive CD388; the potential to obtain approval based on a single Phase 3 study and for a broader patient population, including otherwise healthy adults; the potential benefits and accelerated review resulting from Breakthrough Therapy designation; the ability of Merck and Cidara to complete the transactions contemplated by the transaction agreement, including the parties’ ability to satisfy the conditions to the consummation of the transaction contemplated thereby, statements about the expected timetable for completing the transaction, Merck’s and Cidara’s beliefs and expectations and statements about the benefits sought to be achieved in Merck’s proposed acquisition of Cidara; the potential effects of the acquisition on both Merck and Cidara; the possibility of any termination of the transaction agreement; and the expected benefits and success of Cidara’s product candidates.

Such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, such as unanticipated delays in or negative results from Cidara’s clinical studies and other risks related to clinical development; delays in or unanticipated action by regulatory authorities; other obstacles associated with the enrollment of participants or other aspects of CD388 or other DFC development; risks related to government contracts; having to use cash in ways other than as expected and other risks; uncertainties associated with Cidara’s business in general; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the proposed transaction contained in the transaction agreement may not be satisfied or waived (including, but not limited to, the failure to obtain a sufficient number of tendered shares from Cidara shareholders); the effects of disruption from the transactions contemplated by the transaction agreement and the impact of the announcement and pendency of the transactions on Cidara’s business; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approval; Cidara’s ability to accurately predict future market conditions; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; dependence on the effectiveness of Cidara’s patents and other protections for innovative products; and the exposure to litigation, including patent litigation, and/or regulatory actions.

Neither Cidara nor Merck undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Cidara’s and Merck’s respective Quarterly Reports on Form 10-Q for the quarter ended September 30, 2025, Annual Reports on Form 10-K for the year ended December 31, 2024 and other filings subsequently made with the Securities and Exchange Commission (SEC) available at the SEC’s Internet site (www.sec.gov).

Item 12.	Exhibits.

99.1	Joint press release issued by Merck & Co., Inc. and Cidara Therapeutics, Inc. dated November 14, 2025.

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